

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

Oran Holtzman
Chief Executive Officer
ODDITY Tech Ltd.
8 Haharash Street
Tel Aviv-Jaffa, 6761304, Israel

>   **Re: ODDITY Tech Ltd.**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted March 15, 2022**
>   **CIK No. 0001907085**

Dear Mr. Holtzman:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors
Our results of operations could be adversely affected..., page 69

1. Please revise this risk factor to disclose how many independent entrepreneurs you currently have in Ukraine, the types of services these individuals perform outside of software development and whether the ongoing conflict in Ukraine has had a material impact on your operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 81

2. We note your response to prior comment 8. Please revise this section, where appropriate,

to present your separate LTV and CAC calculations for new U.S. customers acquired during the year ended December 31, 2020.

Business
The Scarce Combination of Scale, Growth, and Profitability, page 94

3. We note your response to prior comment 17. We further note your disclosure on page 95 indicating that your statement is based on Adjusted EBITDA as disclosed in other companies' public filings. Given that Adjusted EBITDA is a non-GAAP financial measure and may be calculated differently by other registrants, please remove this comparison.

An Expansive Customer Demographic, page 98

4. We note your response to prior comment 18 and your revised graphic on page 98, which now includes the percentages associated with each data point. We note that the pie chart demonstrating customers by geographic distribution contains percentages that, in total, exceed 100% and the chart demonstrating customers by skin tone contains percentages that, in total, do not add up to 100%. Please revise or provide further explanation. If this discrepancy is due to rounding, please include disclosure in this regard.

Our Products, page 106

5. We note your response to prior comment 15 and revised disclosure. Please revise in this section, or elsewhere as appropriate, to clarify whether your formulas are developed in-house or sourced from third parties.

Incentive Plans with Respect to Spoiled Child, page 133

6. We note your response to prior comment 22 and re-issue. We note that these incentive arrangements appear to fall within the category of related party transactions required to be described pursuant to Item 7 of Form 20-F. In that regard, we note that the arrangements appear to be material both to the Company and to the related parties involved.
    Please describe the revenue thresholds and any other material terms associated with the incentive bonuses described in this section.

Note 2- Significant Accounting Policies
r. Revenue Recognition, page F-13

7. Please address the following with respect to your response to our prior comment 26:
    •   You confirm that you consider returns as variable consideration. As such, we do not believe that variable consideration for the amount that is expected to be returned should be presented on the face of your Consolidated Statement of Comprehensive Income. However, you could disclose the amount of variable consideration in a note to the financial statements. Accordingly, please revise or provide us the accounting literature you relied on to justify your presentation.

Oran Holtzman
ODDITY Tech Ltd.
March 30, 2022
Page 3

- We acknowledge your revised disclosure on page F-13 regarding your "Try Before You Buy" program which appears to indicate some revenue may be recognized prior to the end of the trial period. You separately state in your response that you fully constrain the revenue until the end of the trial period. Your program appears to fall under ASC 606-10-55-88, which states that control of the products has not transferred to the customer at the time of shipment and the customer acceptance criteria in ASC 10-25-30e has not been met. In addition, it is unclear that all of the criteria in ASC 606-10-25-1 have been met at the time of shipment, in particular, the collectability criteria in ASC 606-10-25-1e. Thus, if any revenue has been recognized during the periods presented prior to the end of the trial period, please revise the financial statements accordingly or tell us why no revision is necessary. At a minimum, please clarify your accounting policy for your "Try Before You Buy" program.

You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alison A. Haggerty, Esq.